3-31-02

1672627

U.S. SEC[illegible]NGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F _X__

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: April 2, 2002

By: W.S. [signature]

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY FINANCIAL SERVICES INC. ANNOUNCES APPROVAL OF ILLINOIS DIRECTOR OF INSURANCE OF ITS ACQUISITION OF CONTROL OF AMERICAN COUNTRY INSURANCE COMPANY.

Toronto, Ontario (March 27, 2002)--Kingsway Financial Services Inc. (Kingsway) announced that the Illinois Director of Insurance approved its acquisition of control of American Country Insurance Company, a wholly-owned subsidiary of American Country Holdings, Inc. (ACHI). Receipt of this approval is one of the conditions to the tender offer by Kingsway and its wholly-owned subsidiary, KFS Acquisition Corp., to acquire all of the Common Stock, Series A Convertible Preferred Stock and Class A Common Stock Purchase Warrants of American Country Holdings Inc. (ACHI). Other conditions to the tender offer have not been satisfied. The tender offer, assuming it is not extended, is scheduled to expire midnight EDT, Monday, April 1, 2002.

Under the tender offer, Kingsway is offering to pay $2.10 for each share of Common Stock of ACHI, $12.00 for each share of Series A Convertible Preferred Stock of ACHI and $0.175 for each Class A Common Stock Purchase Warrant of ACHI. The Board of Directors of ACHI has determined that the tender offer is advisable, fair to and in the best interests of American Country and the holders of its common stock, and unanimously voted to recommend that holders of its common stock that wish to receive cash for their stock accept the tender offer.

Forward Looking Statements

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com